May 17, 2016

VIA EDGAR

Larry Spirgel

Assistant Director

AD Office 11 - Telecommunications

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Larry Spirgel
Assistant Director

Re:	CF Corporation
Registration Statement on Form S-1
Filed April 21, 2016, as amended
File No. 333-210854

Dear Mr. Spirgel:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the other several Underwriters, hereby join in the request of CF Corporation that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 3:00 p.m. New York City time on May 19, 2016, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, approximately 2,414 copies of the Preliminary Prospectus dated May 3, 2016 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

Each of the undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[signature page follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
cREDIT SUISSE SECURITIES (USA) LLC

As Representatives of the Several Underwriters

Citigroup Global Markets Inc.

By:	/s/ Neil Shah
Name: Neil Shah
Title: Managing Director

Merrill Lynch, Pierce, Fenner & Smith
Incorporated

By:	/s/ Michael Liloia
Name: Michael Liloia
Title: Vice-President

Credit Suisse Securities (USA) LLC

By:	/s/ Chris Eby
Name: Chris Eby
Title: Director

[Signature Page to Underwriters’ Acceleration Request Letter]